UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,713,392
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,713,392
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,154,496
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JOHN S. KVOCKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 775 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 775 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 775 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON GEORGE PATRICK MURPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 2,760 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 2,760 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 2,760 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares owned by Mr. Kvocka were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 775 Shares beneficially owned by Mr. Kvocka is approximately $6,975, excluding brokerage commissions.  The Shares owned by Mr. Murphy were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,760 Shares beneficially owned by Mr. Murphy is approximately $25,029, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 1, 2013, Starboard sent a letter to the Board of Directors of the Issuer in which Starboard expressed its desire to increase its equity ownership stake in the Issuer and requested an exemption be granted to Starboard and its affiliates under the Rights Agreement between the Issuer and Continental Stock Transfer & Trust Company, as successor to Harris Trust and Savings Bank, dated as of October 21, 1998, as amended on August 22, 2000 and October 17, 2008 (the “Poison Pill”).  The Poison Pill has a 15% ownership limitation.  Starboard’s exemption, if granted, would permit Starboard and its affiliates to acquire beneficial ownership of up to 19.99% of the outstanding shares of Common Stock.

Starboard notes that the Issuer has maintained its Poison Pill for more than fourteen years, yet has never submitted the Poison Pill for approval by the Issuer’s shareholders.  Starboard is also concerned that certain features of the Poison Pill do not comply with Institutional Shareholder Services (ISS) best practices.  In its 2013 Proxy Voting Guidelines, ISS states that poison pills should contain, among other things, (i) no lower than a 20% trigger and (ii) a term of no more than three years.  The Issuer’s Poison Pill has a 15% trigger and, effectively, a twenty-year term when taking into account the Board’s unilateral adoption of an amendment in October 2008 to extend the Poison Pill for an additional ten years.

Starboard also seriously questions the Issuer’s rationale and need for adopting and extending its Poison Pill since there are certain anti-takeover provisions under both Wisconsin law and the Issuer’s articles of incorporation that adequately guard against any potential abusive tactics by third parties to gain control of the Issuer.  Under its articles of incorporation, the Issuer is prohibited from entering into a “business combination” transaction with any person who acquires 10% of the Issuer’s voting stock at any time unless certain “fair price” requirements are met or, in the alternative either (a) two-thirds of the shares entitled to vote that are not held by the interested shareholder are voted for the transaction, or (b) the Board has approved the transaction.  Similarly, under Wisconsin law, the Issuer is prohibited from entering into a “business combination” transaction with an interested 10% shareholder for a period of three years from the date such person makes such an acquisition unless the Board has approved the business combination or the acquisition of shares before the date of the acquisition.   Also, under Wisconsin law, the voting power of any shares held by a shareholder who holds in excess of 20% of the shares outstanding is reduced to 10% of the full voting power of the excess shares.  In light of these anti-takeover provisions, Starboard cannot understand the Issuer’s rationale for maintaining its non-shareholder approved Poison Pill.

CUSIP NO. 943315101

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

H.	Mr. Kvocka

(a)	As of the close of business on February 1, 2013, Mr. Kvocka beneficially owned 775 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 775
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Kvocka since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Mr. Murphy

(a)	As of the close of business on February 1, 2013, Mr. Murphy beneficially owned 2,760 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,760
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Murphy since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, John S. Kvocka and George Patrick Murphy

CUSIP NO. 943315101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JOHN S. KVOCKA

775	9.0000	1/15/2013

GEORGE PATRICK MURPHY

2,760	9.0686	1/14/2013